Exhibit 12.1

STATEMENT OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

(in thousands, except ratio of earnings to fixed charges and preferred stock dividends)

	For the Three Months Ended March 31, 2012	For the Year Ended December 31,
		2011	2010	2009	2008	2007
Fixed charges:
Interest expense	$122,040	$488,641	$486,567	$852,766	$1,557,654	$2,102,446
Amortization of debt issue expense	494	1,568	993	1,878	6,440	9,492
Estimated interest portion within rental expense	1,746	6,558	7,574	8,316	8,968	8,912
Preference securities dividend requirements of consolidated subsidiaries	—	—	—	—	—	—

Total fixed charges	$124,280	$496,767	$495,134	$862,960	$1,573,062	$2,120,850

Earnings:
Income (loss) before income taxes, discontinued operations and cumulative effect of accounting change less equity in income (loss) of investments	$66,099	$187,089	$(2,402)	$(1,826,815)	$(1,297,381)	$(2,182,951)
Fixed charges	124,280	496,797	495,134	862,960	1,573,062	2,120,850
Less:
Preference securities dividend requirements of consolidated subsidiaries	—	—	—	—	—	—

Earnings (loss)	$190,379	$683,856	$492,732	$(963,855)	$275,681	$(62,101)

Preferred stock dividends	—	—	—	—	—	—

Ratio of earnings (loss) to fixed charges and preferred stock dividends	1.53	1.38	1.00	(1.12)	0.18	(0.03)

Excess (deficiency) of earnings (loss) to fixed charges and preferred stock dividends	$66,099	$187,089	$(2,402)	$(1,826,815)	$(1,297,381)	$(2,182,951)

The ratio of earnings to fixed charges and preferred stock dividends is computed by dividing fixed charges and preferred stock dividends into income (loss) before income taxes, discontinued operations and the cumulative effect of accounting changes less equity in the income (loss) of investments plus fixed charges less the preference securities dividend requirement of consolidated subsidiaries. Fixed charges include, as applicable, interest expense, amortization of debt issuance costs, the estimated interest component of rent expense (calculated as one-third of net rent expense) and the preference securities dividend requirement of consolidated subsidiaries.